Exhibit 99.1

January, 2005 CEO Forum 2005 1

Contents 1. 2004 Performance 2. Industry Overview 3. Medium-Term Strategy 4. 2005 Business Plan The figures provided in this presentation are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes. 2

? Expand Production to 30 Mn tons & High Value Added Products 2004 PERFORMANCE (Unit: MM tons) Crude Steel Production Sales of 8 Strategic Products (Unit: MM tons) '02 '03 '04 ?? 28.1 28.9 30 28.1 28.9 30.2 (+4.5% YoY) '02 '03 '04 Domestic 2.55 3.85 5.48 2.55 3.85 5.48 (+42.3%) 3

2004 PERFORMANCE (cont'd) (Unit: KRW Bn) Sales Revenue (Unit: KRW Bn) Operating & Net Profit '02 '03 '04 ?? 11729 14359 19496 '02 '03 '04 500 1101 2100 3300 732 1078 1500 1,833 3,059 5,054 (+65.2%) 1,101 1,981 Net Profit 3,826 11,729 14,359 19,792 (+37.8%) 4

Operating Margin & ROE (Unit: %) EBITDA & EBITDA Margin (Unit: KRW Bn, %) 2004 PERFORMANCE (cont'd) '01 '02 '03 '04 12.9 15.6 21.3 25.5 8.4 10.2 16.2 26.3 6,500 4,519 3,160 2,623 23.7 26.9 31.5 32.8 Op. Margin ROE EBITDA Margin EBITDA '01 '02 '03 '04 5

MAJOR MANAGEMENT ACTIVITIES ? Construction of #1 FINEX Plant : 1.5 MM tons ( ~ Dec. '06) ? Construction of No. 5, 6 CGL - No. 5 : 0.45 MM tons ( ~ Oct. '05) - No. 6 : 0.4 MM tons ( ~ Jun. '06) ? R & D (KRW 0.3 Tn) ? Investment to Secure Future Growth and Leadership in Technology ? Capacity Expansion (KRW 2.1 Tn) ? Investment in China (US$ 91 Mn) ? Investment in Raw Material Development (US$ 60.3 Mn) ? Construction of Strip Casting Demo Plant - 0.6 MM tons ( ~ Jun. '06) ? Construction of Zhangjiagang STS Capacity : 0.6 MM tons (Jan. '05 ~ Dec. '06) ? Completion of Qingdao STS CR Plant : 0.18 MM tons (Dec. '04) ? Participation in Benxi CR Joint Venture (10% shares) : 1.8 MM tons (Mar. '04 ~ Mar. '06) ? Foxleigh and others in Australia - Coal Procurement : 1.5 MM tons / year ? Elkview in Canada - Coal Procurement : 0.7 MM tons / year 6

? Corporate Culture Enhancement ? Innovation through 6 Sigma Campaign Completed 1,800 projects with economic benefit of KRW 490 Bn Introduced 'Benefit Sharing System' with suppliers on cooperated projects Launched web-based production operating system MES (Manufacturing Execution System) Published 'CSM Report' authenticated by an external institution (Earnst & Young, Oct. 2004) ? Web-Based Operating System ? 'Corporate Sustainability Management' Report ? Ethical Management Declared 'Code of Conduct' for management ethics (Jun. '03) Introduced 'Ethical Management Compliance System' (Aug. '04) MAJOR MANAGEMENT ACTIVITIES (cont'd) 7

? Focusing on long-term stable dividend payout ? 2004 dividend : KRW 8,000/share (+33% yoy) - Including interim dividend of KRW 1,500/share - Dividend yield : 4.3% ? Enhancing Shareholder Value Dividend Policy (Unit: '000 shares, %) Share Cancellation ? Share buy-back and cancellation in four consecutive years Total Shares Redemption : 9,293,790 2001 2002 2003 2004 3% 3% 2% 2% 2,891 5,699 7,514 9,294 Interim Dividend 500 500 6,000 (120%) 3,500 (70%) 2,500 (50%) 2001 2002 2003 2004 8,000 (160%) 1,500 1,000 (Unit: KRW) MAJOR MANAGEMENT ACTIVITIES (cont'd) 8

1. 2004 Performance 2. Industry Overview 3. Medium-Term Strategy 4. 2005 Business Plan 9

Old era New era China World Average Production (Crude Steel): 700 MM tons 800 1,000 200 600 STRUCTURAL CHANGE IN STEEL INDUSTRY ? New Era with Annual Crude Steel Production over 1 Bn Tons Global Steel Production Trend 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 (Unit: MM tons) 10

CONSOLIDATION AND GLOBALIZATION Europe Japan US TKS Thyssen - Krupp Stahl Corus British Steel - Hoogovens JFE KSC - NKK NSC SMI - Kobe US Steel National Steel 45 MM tons (2002) 20 MM tons (1999) 18 MM tons (1997) 30 MM tons (2003) NUCOR Arcelor Usinor - Arbed - Aceralia 63 MM tons (Oct. 2004) 32 MM tons (in progress) 22 MM tons (2003) 20 MM tons (2003) 18 MM tons (2003) LNM Inland - Iscor - Nova Hut 43 MM tons (2003) ISG LTV - Acme Steel - BSC Mittal Steel 11

TRENDS IN RAW MATERIAL MARKET ? Increase in raw material demand driven by China ? Seaborne Trade - Iron Ore : 579 ('04) ^ 601 ('05) ^ 630 ('06) MM ton - Coke : 196 ('04) ^ 206 ('05) ^ 213 ('06) MM ton (IISI, '04.10) ? Delay in capacity expansion for raw material supply ? Iron Ore - CVRD : 165 ('04) ^ 249 ('10) MM ton - Hamersley : 85 ('04) ^ 126 ('07) MM ton - BHPB : 110 ('04) ^ 145 ('07) MM ton ? Coke - BMA : 58 ('04) ^ 100 ('10) MM ton ? Increased bargaining power ? Iron Ore : Major 3 suppliers (CVRD, Rio Tinto, BHPB) 78% ? Coke : Major 5 suppliers (BMA, EVCC, Rio Tinto, Anglo, Xtrata) 62% ? Strong Price of Raw Material in a Near-term 12

1. 2004 Performance 2. Industry Overview 3. Medium-Term Strategy 4. 2005 Business Plan 13

MEDIUM-TERM STRATEGY ? Establish Global Production Base ? Global Leadership in Technology ? Stable Raw Material Procurement ? Continuous Management Innovation Strategic Goals 14

? Increase domestic production to 34 MM tons ('08) - Pohang Steelworks : 15 MM tons - Gwangyang Steelworks : 19 MM tons ? Enlarge overseas production base - China, India and Brazil ? Expand production capacity to Global Top 3 by 2007 ('07) - Pohang Steelworks : 2.2 MM tons - STS Plant in Zhangjiagang : 0.6 MM tons MEDIUM-TERM STRATEGY (cont'd) ? Establish Global Production Base 15

MEDIUM-TERM STRATEGY (cont'd) ? Global Leadership in Technology (2005 ~ 2008) Upgrade Pohang and Gwangyang Steelworks for high-grade steels ('08) - FINEX ? Completion of 1.5 MM tons plant ('06) - Strip Casting ? Development of technology ('06) ? Commercializing of Technologies - Automotive sheets / Electrical sheets / API sheets / TMCP plates - Sales volume of strategic products ? ('04) 5.48 MM tons (19.2% of total sales) ^ ('09) 10.4 MM tons (31.4%) ? Focus on 8 Strategic Products 16

MEDIUM-TERM STRATEGY (cont'd) ? Stable Raw Material Procurement Increase investments in overseas raw material development projects ? Raw Material Development Expand long-term procurement contracts ? Long-term Contracts Strengthen partnership with suppliers through SCM ? Supply Chain Management Optimize raw material transportation system - Appropriate allotment between lifetim dedicated vessels and COA* *Contract of Affreightment ? Transportation System 17

MEDIUM-TERM STRATEGY (cont'd) ? Total Capex of KRW 16 Tn over Next 5 Years (2005 ~ 2009) ???? ???? ?? ??? 70 25 5 Domestic Steels 70% Overseas Steels 25% Non-steel 5% 18

Corporate Culture Innovation Investment in Human Capital Tailor-made 6 Sigma System CSM for Sustainable Growth Globalization of Working Process Nurturing 6 Sigma Specialists Continuing Education for Knowledge Management Development of Global Standard Human Capital 6 Sigma MEDIUM-TERM STRATEGY (cont'd) ? Continuous Management Innovation 19

1. 2004 Performance 2. Industry Overview 3. Medium-Term Strategy 4. 2005 Business Plan 20

2005 BUSINESS PLAN Production (Unit: MM tons, KRW Bn) Sales Volume Revenue Capex 2004 2005 (F) Change (%) 30.2 31.1 3.0 29.2 30.1 3.1 19,792 23,010 16.3 2,277 4,081 79.2 * The abovementioned data represents internal financial objectives of the company and should not be used for making investment decisions. 21

CEO FORUM 2005 January 2005 22